Exhibit 10.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements of Teva Pharmaceutical Industries Limited on Forms F-3 (no. 333-102259 and no. 333-14010) and S-8 (no. 333-96725) of our report dated January 17, 2001, with respect to our audit of the financial statements of Plantex-U.S.A., Inc. as of December 31, 2000, and for the year then ended (which financial statements were not separately included in Teva Pharmaceutical Industries Limited’s Annual Report) which is included in Teva Pharmaceutical Industries Limited Annual Report on Form 20-F for the year ended December 31,2002.

/s/ Ehrenkrantz Sterling & Co. L.L.C.

Livingston, New Jersey
February 28, 2003